U.S SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                     NOTIFICATION OF LATE FILING

                                                                 ===============
                                                                 SEC FILE NUMBER
                                                                   33-12029-D
                                                                 ---------------
                                                                  CUSIP NUMBER
                                                                   250439 10 6
[X] Form 10-KSB                                                  ===============
         for the Period Ended: June 30, 1997

Part I-REGISTRANT INFORMATION

                         Desert Springs Acquisition Corp
             (Exact name of Registrant as specified in its charter)
                                    formerly
                          Bartel Financial Group, Inc.

          Colorado                                    84-1043258
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)

5160 South Valley View, Suite 106, Las Vegas NV                    89118
(Address of principal executive offices)                        (Zip Code)

Registrant's telephone number, including area code: (702) 739-6552

Part II

     (a) The reason descrided in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III

     The Report of the Independent Auditor has not been received. The Auditor does report that the Audit is nearing completion. The information to be reported in the Annual Report will not differ substantially from previous reports in non-financial respects; such that the Audit and the information to be drawn from it and discussed in detail in the Management's Discussion and Analysis constititutes the critical information necessary to prepare the Annual Report. Accordingly, the Issuer has determined that any attempt to file a tentative Report on Form 10-KSB, without receipt of the Audit might be substantially misleading, and contrary to the interests of shareholders and the public.

Part IV OTHER INFORMATION

     (1) Contact: William Stocker, attorney at law, PHONE (714) 365-5720 FAX
(714) 365-5725


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     (2) [x] Yes. All other periodic reports required under section 15(d) of the
Securities Exchange Act of 1934 during the preceeding 12 months have been filed.

     (3) [x] No. No significant change in results of operations are anticipated from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the subject report or period thereof.


                         Desert Springs Acquisition Corp
             (Exact name of Registrant as specified in its charter)
                                    formerly
                          Bartel Financial Group, Inc.

                                       by

                                   /s/  William Stocker

Dated: October 14, 1997


                                        William Stocker
                                   SPECIAL SECURITIES COUNSEL